Mail Stop 3561

July 23, 2009

Ya Zhu
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2009**
> **File No. 333-155486**

Dear Ms. Zhu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated January 13, 2009. Please include throughout your document appropriate disclosure to demonstrate your status as a non-blank check company. For example, please include an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you have plans to enter into a change of control or similar transaction or to change the management of the company.

Summary of Financial Information, page 7

2. Please revise to state the amount of accumulated losses to date. Please make similar changes throughout your prospectus each time you refer to the going concern opinion.

Dilution, page 15

3. It appears that there are mathematical errors in your dilution calculations. Please revise or tell us how you calculated the following:

    - Net tangible book value per share before the offering of $0.0016;

    - Net tangible book value per share after the offering of $0.0123;

    - Increase to present stockholders in net tangible book value per share after offering of $0.0139;

    - Dilution per share to purchasers in this Offering if all Shares Sold of $0.038;

    - Dilution per share to purchasers in this Offering if 75% of Shares Sold of $0.041;

    - Dilution per share to purchasers in this Offering if 50% of Shares Sold of $0.044; and

    - Dilution per share to purchasers in this Offering if 25% of Shares Sold of $0.048.

Financial Statements dated May 31, 2009, page 22

Balance Sheet (unaudited) at May 31, 2009, page 23

4. You disclose in your financial statements a shareholder loan of $6,500 but we were unable to locate any additional disclosure in your registration statement about this loan. To the extent that Ms. Zhu loaned this amount to the company, please disclose the terms of the loan, such as interest rate, maturity date and any other material terms of the loan. If written, please also file the note or any other agreements related to the loan as exhibits to your registration statement or tell us why it is not appropriate to do so. Refer to Item 601(b) of Regulation S-K.

Management's Discussion and Analysis, page 45

Plan of Operation, page 45

5. We note your response to comment three in our letter dated January 13, 2009 and reissue this comment. The anticipated use of proceeds does not correspond to your anticipated expenses under this heading. For example, you indicate under your use of proceeds that you will spend $3,500 for sample material development

whereas under this heading you indicate that you anticipate spending $3,500 securing pattern designs from students. Please revise your disclosure under this heading to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step considering your disclosure under the heading use of proceeds if 25%, 50%, 75% and 100% of the shares are sold in the offering. Refer to Item 101(a)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 50

6. We note your disclosure under the heading "Dilution" on page 15 that purchasers in the offering will own 23.1%, 16.7% and 9.1% after the offering if 75%, 50% and 25% of the shares are sold, respectively. It appears that Ms. Zhu's ownership after the offering should be the remainder of the shares or 76.9%, 83.3% and 90.9% after the offering if 75%, 50% and 25% of the shares are sold, respectively, instead of 78.6%, 85.7% and 92.9% after the offering if 75%, 50% and 25% of the shares are sold, respectively. Please revise or advise.

Part II – Information Not Required in the Prospectus, page 51

Recent Sales of Unregistered Securities, page 52

7. We note your response to comment four in our letter dated January 13, 2009 and reissue our comment. In your response you indicate that Ms. Zhu is not a U.S. Person as defined in Rule 902 of Regulation S since she is a Chinese citizen. Rule 902 of Regulation S does not depend on citizenship and instead depends on residency for natural persons. We note that the principal executive offices for the company are in Nevada. Refer to Item 902(k)(1)(i) of Regulation S.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Catherine Brown, Attorney-Advisor, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.
          Via Facsimile